Filed by Sage, Inc. Pursuant to Rule 425
Under the Securities Act of 1933, as Amended,
And Deemed Filed Pursuant to Rule 14a-12
of the Securities and Exchange Act of 1934, as Amended.
Subject Company: Sage, Inc.
Commission File No.: 001-16529

    This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement") by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Sage on September 28, 2001, and is incorporated by reference into this filing.

    Sage, Chandra Reddy, Sage's President and Chief Executive Officer, and certain other officers and directors of Sage may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. The other executive officers and directors of Sage who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in the proxy statement for Sage's 2001 Annual Meeting of Stockholders, which was filed with the SEC on July 17, 2001. In addition to those interests, Chandra Reddy will serve as Genesis Vice Chairman, Executive Vice President, Engineering, will beneficially own 517,955 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock. If and to the extent that Chandra Reddy will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Chandra Reddy and Sage's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

    The following is the transcript from a conference call held on October 18, 2001:

Conference Call Introduction

Good afternoon and thank you for joining us today to discuss Sage's earnings for the Second Fiscal Quarter ended September 30, 2001. If you would like a copy of the press release, please call my office at (415) 986-1591, and we will fax you a copy immediately. For those interested, there will be a replay available until October 25th at (703) 925-2435 (access code 5473632). With us today from Sage's management team is Chandra Reddy, President and CEO, Simon Westbrook, Chief Financial Officer and Pratap Reddy, COO. After management's presentation, we will open the call to your questions.

Before turning the call over to Chandra Reddy, I would like to read the Safe Harbor statement. Certain statements in this discussion are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to certain risk and uncertainties that could cause actual results to differ materially from historical results or our predictions. For more information see the company's press release for the quarter and the recent 10-K filed on June 27, 2001.

Now I would like to introduce Chandra Reddy, President, CEO and founder of Sage, Inc.

Chandra

    Thank you and good afternoon everyone. This is Sage's earnings announcement covering the second fiscal quarter ended September 30, 2001.

Welcome to what may possibly be the last Sage conference call as an independent company. As you probably know, Sage and Genesis Microchip recently announced a definitive agreement under which Genesis will acquire Sage for approximately $241 million in stock. The combination creates a technology leader with a strong history of innovation and a broad portfolio of products serving the fast growing display semiconductor industry. Under the terms of the agreement, Genesis will issue 0.571 shares for each outstanding Sage share. Following the acquisition, which is subject to shareholder approval and normal statutory reviews, former Sage share and option holders will own approximately 28% of the combined company on a fully diluted basis.

Let me start out by giving the highlights of the September quarter followed by an overview of the Flat panel monitor and consumer markets and an outlook for the December quarter. Then I will turn it over to Simon Westbrook who will cover the financial results of the September quarter.

I am pleased to announce that Sage showed continued growth in the last quarter, with revenues going up by 22% to $9.9M. This is the second consecutive quarter with growth over 20%.

IC revenues grew by 39% to $7.0M, despite continued weakness in Japan, where sales of bundled PCs have actually declined in the last quarter. IC revenues now represent 71% of total revenues. Japan continues to be our major market, with 43% of IC Sales. Korea grew to represent 27% of IC business, and Taiwan accounted for 25%. IC unit sales increased by 28% sequentially to over 750,000 units up from 590,000 units in the previous quarter.

This quarter the growth in IC sales was driven primarily by record growth in our Consumer IC business which achieved sales of $3.2M, doubling performance over the previous quarter, representing 46% of our IC sales revenue. This was driven by ramp-up in production of progressive-scan DVD players for the Christmas selling season. September quarter represents a seasonally strong quarter for consumer component suppliers, however, we expect December quarter unit volumes to be lower as this quarter is traditionally slower from point of view of building new consumer products.

LCD monitor IC sales were flat at $3.8M sequentially, representing 54% of our IC sales as a result of significant slow down of digital bundled PC sales in Japan, which is our strong hold. However we see a very important change happening in our product mix—we increased our integrated processor sales and sales into the analog segment of the market. The integrated processor unit sales increased by approximately 20% to represent a third of PC unit sales.

We were encouraged to see consumer IC unit sales grow by over 150% sequentially as previously announced FlI2200 based design wins go into production.

Let me give you an overview of the LCD monitor market, our position in the market and our strategy moving forward.

LCD monitor volumes continue to show impressive growth, despite the downturn in the economy. Thus far, this trend is continuing, despite the tragedy on September 11. Demand for our products continues to be strong, and we see several customers with actual production needs above forecasted demand.

Display search forecasts that there will be continued growth, and the demand for LCD Monitors is expected to be around 25 million units in 2002.

Panel price has continued its downward trend, and we now see LCD Monitors available for under $300.

The Analog Interface is expected to show continued dominance, with about 60% share. The Dual Interface is expected to grow to 25%, with digital monitors actually showing a slight decline, due to flat sales in Japan.

According to display search in the June quarter, our overall market share increased to around 14% from 12%, we moved from the #2 position to the #1 position as a discrete scaler supplier and we continue to be a dominant player in the digital segment. We are also the #1 integrated digital processor supplier.

Although Sage is now #1 in the discrete scaler segment, our strategy is to quickly shift our product mix transforming from a discrete scaler supplier to an integrated product supplier.

We now have a broad range of product offerings and we plan to take a three-pronged approach to attack the LCD Monitor market:

Firstly, the Smart Monitor Scalers.

Our family of smart monitor products have analog, digital and dual interface integrated along with TCON (Panel Timing Controller). The first product in this family—the s9050—is now shipping in volume. Sage is the first to get to full production with truly integrated Smart Products.

We are currently seeing a very exciting trend on the s9050. This product has gained quick acceptance at our lead customers in Korea and Taiwan, and volume potential in the current quarter is very good.

We expect to have the other products in the Smart Monitor family—the s9250 Digital and s9350 Dual—in production in the current quarter.

Secondly, Traditional LCD Monitor.

We believe that there are significant benefits in the traditional model, where a Scaler Board is integrated with any LCD Panel. In high volume manufacturing, this approach gives the Integrator a cost advantage when inventory handling and manufacturing flexibility is considered. Our new addition—the s9001—brings significant cost advantage to our customers, due to LVDS Integration. This product is now in acceptance trials at major customer sites. LVDS adds one more core to our suite of Analog modules, and is a key advantage in planning our roadmap.

The JagASM, with Integrated ADC / PLL, continues to ramp nicely at Samsung. As a result we expect our share of the SXGA market to increase.

Multi-Media Monitors.

Sage's traditional focus on high performance monitors with TV input and picture-in-picture is beginning to pay off. Key customers in Korea and Japan are entering production with these solutions. The last quarter saw announcements of high performance products from LG and Sharp.

In summary, our chosen path to Integration is now paying off. We expect the integrated product sales to increase significantly in the December quarter. The current quarter is the turning point—we expect to ship over 60% integrated parts, achieving higher weighted average ASPs across our overall product range.

Now let me give an overview of the Consumer Market.

The consumer electronics markets, including progressive scan DVD, digitally enhanced CRT TVs, LCD TVs, front or rear projection microdisplay based TVs and projectors, present a large opportunity, and one which allows Sage to clearly differentiate itself from its competition through its Faroudja video processing technology and brand name.

The DVD market is growing rapidly. According to the Gartner Group, this market is expected to grow at a CAGR of 160% to over 60 million units by 2005.

In fact, the deployment of progressive scan players far outpaces the deployment of TVs that can accept the progressive scan format. DVD manufacturers are deploying progressive scan rapidly as a feature to upsell the customer to a more profitable model.

We have successfully exploited this trend and sold FLI2200 into this market in the high-end and mid-range segments. At this time there are over 20 DVD player models that are in production or in design with FLI2200, and in some cases 2200+2220, inside. Products that entered mass production in the September quarter include players from Samsung, Mitsubishi, Philips, Kenwood and Panasonic. However, the DVD market faces significant price pressure, which will make it more difficult to get new design wins in the high volume mid-range segment.

We expect to continue our momentum in the high-end segment, including the emerging DVD recordable segment, and will look to partner appropriately to better serve the mid-range.

The consumer video display market is also growing rapidly. According to the Gartner Group the digitally enhanced TV market is expected to grow at a CAGR of 70% to over 40 million units by 2005. In the September quarter we announced design wins for Sharp LCD TV/Monitor, and LG Plasma TV/Monitor, Infocus entered mass production of a second DLP projector (LP500), and other projector manufacturers began designs for high-end products using FLI2200. We expect to continue this momentum with more design wins in the flat panel and projector segments. The high volume price- sensitive CRT-TV market requires high integration system-on-a-chip products which we have under development and expect to introduce in first half of 2002.

Overall, we believe we are very well positioned in the consumer IC market because of our superior video technology, strong high-end brand, rich patent portfolio and our ability to design highly integrated ICs. In particular, we own a suite of video technology that is widely recognized as the best in the world, most recently recognized this very week by the award of our third Emmy. This third Emmy won by Faroudja technology was awarded for our pioneering technology that is used to up convert NTSC signals to HDTV. This technology is already deployed in our system and IC products.

We have successfully launched a two tier branding campaign that has been very well received. Our Faroudja certification program for the premium segment awards the Flying P logo to products that use 2200+2220 and pass our certification tests. The program requires a one-time certification and application fee and per-unit royalties. In the September quarter we were pleased to announce Kenwood as our first licensee. Our DCDi by Faroudja branding program representing mainstream high-quality allows OEMs to use the DCDi logo to promote products that use FLI2200. Earlier this week, we announced that over 25 consumer products already feature the DCDi logo. Companies such as Philips, Samsung, Mitsubishi, LG, and Marantz are using the logo on the faceplate of their products, others such as Infocus and Sharp are using it on their promotional material. Additional details on the DCDi campaign can be found at its web-site www.dcdi-video.com. We believe the success of the branding program is very important because it helps drive demand for our differentiated technology and creates barrier to competition.

I also think it is important to recognize that we own a powerful patent portfolio of display technologies. We previously discussed our attempts to protect our portfolio, and to use it to our advantage. We recently announced a program to offer a license to manufacturers whose products contain technology covered by Faroudja patents, particularly those pertaining to the use of 3-2 or 2-2 pulldown detection for deinterlacing of film-based material, which is becoming widely recognized in the display industry as a staple ingredient of high quality progressive scan video. Last week we announced our first licensee. This program requires a one-time fee and per-unit royalties. We would like to stress that our primary business remains the sale of differentiated ICs and systems. The licensing program does not involve any transfer of technology. Rather, it is an attempt to derive revenue that would not normally come to us via IC sales. We believe it makes sense to offer a reasonable licensing program to potential infringers of our patents. We will be seeking additional licensees in the future.

Overall, our strategy continues to emphasize our unique differentiation in terms of image quality, while using high integration to offer best-in-class products at reasonable prices.

Let me give a brief product update.

As mentioned earlier, we introduced s9001 product this quarter to key customers in Korea. With this we have once again raised the bar in the mainstream analog XGA market by integrating an external LVDS transmitter chip, thus providing considerable cost savings to LCD monitor manufacturers. This is another example of our technology leadership.

The dynamic development of the display market is calling for an ever increasing range of highly integrated, highly featured specialized display processors, which stretch our resources beyond our limits.

We are therefore having to focus our resources on the opportunities that offer us the greatest returns in the near term. Accordingly, we have delayed JagV for the time being, but have firmly committed to smart monitor chips, and the TV market where we expect to introduce a system-on-a-chip solution targeted at the high-volume enhanced CRT-TV market in the first half of 2002.

With regards to Guidance, in view of the pending transaction we believe it is only prudent to give guidance for the December quarter. We believe that the strong product and customer position will translate into sequential IC sales growth of 20% over the next quarter to $8.5 million, with systems sales expected to be around $2.5M. We expect to see an improvement in gross margin next quarter to between 44% and 45% as we improve manufacturing yields on new products, as we begin to benefit from lower cost silicon, and an increasing proportion of newer IC products. We expect to hold expenses at this quarter level for the December quarter.

Let me now pass to Simon to talk about the financials.

Simon

Thank you Chandra.

We were pleased to see revenues for the three months ended September 30, 2001 increase to $9.9 million compared to $8.1 million for the three months ended June 30, 2001, and $8.6 million for the three months ended September 30, 2000. This represented a sequential increase in revenue of 22% over the prior quarter resulting in our highest ever quarterly sales, in spite of the impact of the economic slow down. Chip sales revenue increased by 39% sequentially, while volume increased by 28% to about 750,000 chips, a record number ever shipped in a single quarter. This was due to a 9% increase in our weighted average IC selling price this quarter compared to last, reflecting a changing sales mix which now includes increasing proportions of higher priced FLI2200 and JagASM products. This sequential increase in quarterly IC sales is accounted for by three principal products: (i) a more than 150% increase in volume of FLI2200 chips shipped into the emerging consumer market for digital DVD and TV; (ii) an over 400% increase in shipments of our newly launched JagASM integrated analog IC; and (iii) an approximate 200% increase in the number of our discrete JagD display processors. For the September quarter, IC sales accounted for over 71% of our total revenue compared to approximately 62% last quarter representing the significant growth opportunities presented by the mass market, compared to our specialized systems business which declined by 7% in the same period.

Overall gross margin declined from 44.9% in the June quarter to 41.9% in the September quarter. In particular IC margins declined from 41.2% to 36.2%. The major reason for this decline in IC margin related to startup costs associated with ramping up production of new integrated chips, especially the Jag TX, JagASM, and s9050. Specifically, lower than expected yields, and higher than expected test coverage and costs contributed to a significant increase in unit product cost in the September quarter.

Secondly, JagD chips came under severe price pressure in the low end analog XGA market to compete with single chip integrated solutions currently being offered to OEM customers by other suppliers.

Thirdly, we worked our way through our high cost FLI2200 product inventory following a price reduction which began at the beginning of the quarter ahead of the cost reduction that we negotiated from our foundry vendors.

We also suffered from changes in product mix which adversely affected the weighted average gross margin in the September quarter, in particular arising from an increase in percentage of total sales represented by the FLI2200, JagD & JagASM.

R&D expenses increased 11% from $2.6 million to $2.9 million, largely as a result of an increased number of new chip designs and variants being worked on this quarter.

SG&A expenses increased by 4% from $3.5 million to $3.7 million. This reflects an increase in selling commissions on a higher revenue base, and new product promotional expenses in the current quarter.

Our non-cash charge for amortization of goodwill and other intangibles was $.6 million this quarter following the major impairment charge we took in the March quarter to write off and clean up our balance sheet.

We recorded a charge for expenses incurred to end of September in connection with the proposed business combination with Genesis Microchip, and expect to record further charges in the period through to the close of this transaction.

Interest and other income decreased to $.4 million in the September quarter compared to $.5 million in the June quarter as a result of successive reductions in prime interest rates on investments.

Net loss and net loss per share for the three months ended September 30, 2001 amounted to $3.8 million and $(0.27), respectively, compared to a net loss and net loss per share of $6.2 million and $(0.46), respectively, for the three months ended September 30, 2000. Included in the results for the three months ended September 30, 2001 were non-cash charges amounting to $0.6 million arising principally from the amortization of goodwill arising from the acquisition of Faroudja Labs on June 7, 2000, and $1.1 million of business combination expenses. Without these charges, net loss and net loss per share for the three months ended September 30, 2001 would have been $2.0 million and $(0.14), respectively.

Reviewing the balance sheet, we are in a healthy position as we enter the current quarter. We have cash and marketable securities of $38.3 million and no debt. As a result of increased sales of both new and older products, inventory has decreased from $6.9 to $5.6 million. This represents an improvement in annualized inventory turnover to 4.1 times from 2.6 times at the end of last quarter.

Receivables average DSO improved to 61 days this quarter from 64 last quarter reflecting extra efforts on credit collection, and a smaller proportion of total revenue coming from slower paying systems dealers this quarter.

As a result of taking an impairment charge which we took in the March quarter, the net book value of intangibles is now down to $9.0 million and the remaining balance will be written off over the next three and one-half years.

In conclusion, while we continue to operate under the gloomy clouds of an uncertain economy, we are pleased with our September quarter results, and encouraged by the prospects for our primary markets in flat panel monitors and digitally enhanced TVs and DVDs. As we overcome early test and yield issues, we are now ramping up shipments of our new integrated analog and digital interface chips and have successfully sampled our new dual and smart monitor chips. We have accumulated a number of design wins which will shortly begin production, and our target markets continue to show growth prospects buoyed by reducing prices of flat panel monitors and consumer electronics.

And now I am going to pass the call back to the operator for questions.

Conference Call Operator Opens the Call For Questions

Question and Answer Session

Q:	Has Genesis been advised of the quarter's results and did they have any comments with regard to it and is their due diligence complete?
A:
Obviously, we have done due diligence with Genesis and they were aware of certain information regarding our company prior to the quarter end. We sent them a copy of our press release and more than that we cannot say at the moment.
Q:	Does that imply then that there is going to be discussion among the companies about the quarter's results?
A:	No.
Q:	I was wondering what percentage of IC revenues you expect from the 9000 series in the December quarter from the front panel?
A:	For 9001, I would say about ... 25-30 percent.
Q:	So it is a fairly quick ramp-up in volume to the extent that you just had a product start shipping this quarter?
A:	Yes, actually this product has been very well received. Our customers have placed orders for this and they are ramping production of this product very aggressively.
Q:	Also, do you have any additional design wins launching for the Jaguar ASM in the December quarter?
A:	Yes, that is also advancing very nicely and as I mentioned in my conference call this product is ramping ... and our market share in the analog segment is going to increase.
Q:	Regarding the gross margin decline I was wondering if you could quantify how much of this would be to lower yields on your product yield versus pricing pressure for the JagD?
A:	There's a rough indication of about four percent or 400 basis points was due to test costs and lower than planned yield.
Q:	To what extent were ASPs up because of the improved product mix in favor of integrated products?
A:	The weighted average ASP did increase this quarter because of the increasing proportion of higher priced integrated products, that is correct.
Q:	So that means that the pricing pressure for the JagD must have been in the double digits I would assume?
A:	Yes.
Q:	What number did you say was the revenue from the consumer kits?
A:	That was $3.2 million.
Q:	$3.2 million, so the rest was ...
A:	$3.8 was the LCD.
Q:	If your weighted average is about $9.33, what price ASP was for the analog side?
A:
For the analog side, especially on the lower end XGA, we were offering our discrete scaler together with third party interface chips as two chip system solution to compete there with single chip integrated products offered by our competitors. As you can appreciate, two chip solution is not very competitive in such circumstances and so we had to reduce the price of our JagD. Now with the ramp up of JagASM and 9001 we have a family of products that will be increasingly competitive for that segment of the analog market.

Q:	If the merger goes through obviously there won't be as much competition on the analog side, do you expect the prices on the analog side to remain flat for at least a few quarters?
A:
It's not just Genesis, there are about six or seven other companies that are competing in this segment. So, the merger will not help stabilize price competition in this competitive market. This is a very huge market and when we're looking at 60% of 25 million that's almost like 14 million units. So it's going to attract much bigger players. The focus of our merger is to become stronger and compete effectively against that.
Q:
Simon, do we assume that the mix of FLI2200 is going to come down quite a bit and that's the reason for the improvement or is there anything else as part of the mix that is going to improve the gross margin?
A:
OK, there were several things I listed in the guidance on gross margin. One was the test and early production ramp up problems we experienced with some of these newly launched integrated chips. This is a normal experience when you switch from the ASIC flow to a COT flow and something which if we were lucky we would have gotten through but we had to learn the hard way. Second, regarding Silicon costs of ASICs, the FLI2200 product represented a huge proportion of our total sales this quarter. Much of the inventory we sold this quarter was purchased or committed to in previous quarters at higher prices from ST Micro. We have negotiated lower prices and we have started buying parts at the lower prices towards the end of this quarter, but in order to maintain a strong position in the marketplace we priced down to our customers and hence we squeezed the margin intentionally knowing that we expected some cost savings and would be able to restore margins later. We believe that the restoration of a reasonable margin of the FLI2200 in the December quarter will be responsible for a major part of improvement in the margin. Additionally, looking at the products that were a major contributor to the volume of this quarter, the three I listed was the FLI2200, the JagASM and the JagD. Each of those three products for different reasons had a lower than average margin in this quarter and hence the compound effects on this quarter. As we move into next quarter, first we will see a lower number of FLI2200s sold and secondly we'll see emergence of new products with better margins, including the s9050. So, it's (i) the product mix, (ii) the fact that we have alternatives now with the JagD in the integrated analog market and (iii) the improvement in the cost of silicon and the improvement in our testing and yield expectations.
Q:
Just looking a little beyond next quarter and longer term, the long-term target for growth margin, given that smart monitors are really going to become a very important part of your business, and also the fact that you can start generating some revenue from your new licensing program, do we assume here that gross margin longer term can start turning above the 50 percent range?
A:	I think I would like to stay within the mid-40 range; that is, 45-46. This is going to be a very competitive field and we expect our gross margin to be in that range.
Q:
Finally, Chandra, if you could just comment a little bit on the nature of the flat panel display market itself, how have things really moved here the last couple of months? I realize that the pricing has come down for the systems quite dramatically. Is that pricing decline continuing or do you think we've reached the level of stabilization here?
A:
Well ... the pricing on the panel has stabilized around $200. We're seeing that monitor prices have come down below $300 level for the 15 inch. What I see is 17-inch prices are going to come down. But the 15 inch I would say they are more or less stabilized. I don't think it will go below $250 anytime soon.
Q:	The 2200, how much did that account for in sales in the current quarter and I just wanted to get a little more information about the 9350. When is that going to be in volume production?
A:	46% of our IC sales.
Q:	How much of that was dedicated to DVD?
A:	I would say about 70%.
Q:	And growth in the quarter for DVD, how much was that? You said there was 150% for all consumer electronics and the DVD space particularly, how much—was that also roughly the same?
A:	Yes.

Q:	Again, I just wanted to get a little more color on the 9350. The smart panel chips I guess digital and dual. I assume they're testing now and sampling now?
A:
Right now we are focusing on the analog smart panel chips because that is what most of our customers want and analog segment is a significant portion of the market and that is in production. Dual and the digital we plan to take it into production at the end of this quarter. Currently the focus is on the 9050 which is our analog product.
Q:	Finally, long term, what's your goal for consumer electronics being the mix of your overall revenue going forward? Obviously this quarter was 46 percent, that was a little high.
A:	Yes, it is high. Our PCLCD sales were flat. What we were anticipating consumer IC sales is to be about one third of our sales by the end of this fiscal year.
Q:	Assuming Japan comes back online sometime soon, what would be your normalized percentage? A third, 40 percent, something like that?
A:	30 to 40 percent.

After last question, Chandra thanks everyone again for participating on the call.

—end—